U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------

                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                                   ----------

                               BENNETT-REED, INC.
                 ----------------------------------------------
                 (Name of Small Business Issuer in its charter)


           Nevada                                                 86-0930440
-------------------------------                              -------------------
(State or other jurisdiction of                               (I.R.S. Employer
 incorporation or organization)                              Identification No.)


16810 E. Avenue of the Fountains, #200
        Fountain Hills, Arizona                                     85268
----------------------------------------                          ----------
(Address of principal executive offices)                          (Zip code)


Issuer's telephone number: (602) 837-0017


       Securities to be registered pursuant to Section 12(b) of the Act:

                                      None


       Securities to be registered pursuant to Section 12(g) of the Act:

                               $.001 Common Stock
                               ------------------
                                (Title of Class)

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
PART I

Item 1.   Description of Business                                             3

Item 2.   Plan of Operation                                                   8

Item 3.   Description of Property                                            14

Item 4.   Security Ownership of Certain Beneficial Owners and Management     14

Item 5.   Directors, Executive Officers, Promoters and Control Persons       15

Item 6.   Executive Compensation                                             18

Item 7.   Certain Relationships and Related Transactions                     19

Item 8.   Description of Securities                                          19


PART II

Item 1.   Market for Common Equities and Related Stockholder Matters         20

Item 2.   Legal Proceedings                                                  22

Item 3.   Changes in and Disagreements with Accountants                      22

Item 4.   Recent Sales of Unregistered Securities                            22

Item 5.   Indemnification of Directors and Officers                          25

PART F/S

          Financial Statements                                               26

PART III

Item 1.   Index to Exhibits                                                  33

          Signatures                                                         33

                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

     Bennett-Reed, Inc. (the "Company") was incorporated on February 25, 1998 under the laws of the State of Nevada to engage in any lawful corporate activity, including, but not limited to, selected mergers and acquisitions. The Company has been in the developmental stage since inception and has no operations to date. Other than issuing shares to its original shareholders, the Company never commenced any operational activities. As such, the Company can be defined as a "shell" company, whose sole purpose at this time is to locate and consummate a merger or acquisition with a private entity. The Board of Directors of the Company has elected to commence implementation of the Company's principal business purpose described below under "Item 2 - Plan of Operation." The proposed business activities described herein may classify the Company as a "blank check" company.

     The Company is filing this registration statement on a voluntary basis because the primary attraction of the Company as a merger partner or acquisition vehicle will be its status as a public company. Any business combination or transaction will likely result in a significant issuance of shares and substantial dilution to present stockholders of the Company.

     In addition, the Company is filing this registration statement to enhance investor protection and to provide information if a trading market commences. On December 11, 1997, the National Association of Securities Dealers, Inc. (NASD) announced that its Board of Governors had approved a series of proposed changes for the Over The Counter ("OTC") Bulletin Board and the OTC market. The principal changes, which was approved by the Securities and Exchange Commission on January 5, 1999 allows only those companies that report their current financial information to the Securities and Exchange Commission, banking, or insurance regulators to be quoted on the OTC Bulletin Board. The rule provides for a phase-in period for those securities already quoted on the OTC Bulletin Board.

RISK FACTORS

     The Company's business is subject to numerous risk factors, including the following:

     1. Lack of History. The Company has had no operating history nor any revenues or earnings from operations. The Company has no significant assets or financial resources. The Company will, in all likelihood, sustain operating expenses without corresponding revenues, at least until the consummation of a business combination. This may result in the Company incurring a net operating

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loss which  will  increase  continuously  until the  Company  can  consummate  a business combination with a profitable business opportunity. There is no assurance that the Company can identify such a business opportunity and consummate such a business combination.

     2. The Company's Proposed Operations is Speculative. The success of the Company's proposed plan of operation will depend to a great extent on the operations, financial condition and management of the identified business opportunity. While management intends to seek business combination(s) with entities having established operating histories, there can be no assurance that the Company will be successful in locating candidates meeting such criteria. In the event the Company completes a business combination, of which there can be no assurance, the success of the Company's operations may be dependent upon management of the successor firm or venture partner firm and numerous other factors beyond the Company's control.

     3. Scarcity of and Competition for Business Opportunities and Combinations. The Company is and will continue to be an insignificant participant in the business of seeking mergers with, joint ventures with and acquisitions of small private and public entities. A large number of established and well-financed entities, including venture capital firms, are active in mergers and acquisitions of companies which may be desirable target candidates for the Company. Nearly all such entities have significantly greater financial resources, technical expertise and managerial capabilities than the Company and, consequently, the Company will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business combination. Moreover, the Company will also compete in seeking merger or acquisition candidates with numerous other small public companies.

     4. The Company has No Agreement for a Business Combination or Other Transaction - No Standards for Business Combination. The Company has no arran gement, agreement or understanding with respect to engaging in a merger with, joint venture with or acquisition of, a private or public entity. There can be no assurance the Company will be successful in identifying and evaluating suitable business opportunities or in concluding a business combination. Management has not identified any particular industry or specific business within an industry for evaluation by the Company. There is no assurance the Company will be able to negotiate a business combination on terms favorable to the Company. The Company has not established a specific length of operating history or a specified level of earnings, assets, net worth or other criteria which it will require a target business opportunity to have achieved, and without which the Company would not consider a business combination in any form with such business opportunity. Accordingly, the Company may enter into a business combination with a business opportunity having no significant operating history, losses, limited or no potential for earnings, limited assets, negative net worth or other negative characteristics.

     5. Continued Management Control, Limited Time Availability. While seeking a business combination, management anticipates devoting up to ten hours per month to the business of the Company. None of the Company's officers has entered into a written employment agreement with the Company and none is expected to do so in the foreseeable future. The Company has not obtained key man life insurance on any of its officers or directors. Notwithstanding the combined limited experience and time commitment of management, loss of the services of any of these individuals would adversely affect development of the Company's business and its likelihood of continuing operations. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons."

     6. There May be Conflicts of Interest. Officers and directors of the Company may in the future participate in business ventures which could be deemed to compete directly with the Company. Additional conflicts of interest and non-arms length transactions may also arise in the future in the event the Company's officers or directors are involved in the management of any firm with which the Company transacts business. Management has adopted a policy that the Company will not seek a merger with, or acquisition of, any entity in which management serve as officers, directors or partners, or in which they or their family members own or hold any ownership interest.

     7. Reporting Requirements May Delay or Preclude Acquisitions. Sections 13 and 5(d) of the Securities Exchange Act of 1934 (the "1934 Act"), require companies subject thereto to provide certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two, or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may significantly delay or essentially preclude consummation of an otherwise desirable acquisition by the Company. Acquisition prospects that do not have or are unable to obtain the required audited statements may not be appropriate for acquisition so long as the reporting requirements of the 1934 Act are applicable.

     8. Lack of Market Research or Marketing Organization. The Company has neither conducted, nor have others made available to it, results of market research indicating that market demand exists for the transactions contemplated by the Company. Moreover, the Company does not have, and does not plan to establish, a marketing organization. Even in the event demand is identified for a merger or acquisition contemplated by the Company, there is no assurance the Company will be successful in completing any such business combination.

     9. Lack of Diversification. The Company's proposed operations, even if successful, will in all likelihood result in the Company engaging in a business combination with a business opportunity. Consequently, the Company's activities may be limited to those engaged in by business opportunities which the Company merges with or acquires. The Company's inability to diversify its activities into a number of areas may subject the Company to economic fluctuations within a particular business or industry and therefore increase the risks associated with the Company's operations.

     10. Regulation. Although the Company will be subject to regulation under the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940, insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences.

     11. Probable Change in Control and Management. A business combination involving the issuance of the Company's Common Shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in the Company. Any such business combination may require management of the Company to sell or transfer all or a portion of the Company's Common Shares held by them, or resign as members of the Board of Directors of the Company. The resulting change in control of the Company could result in removal of one or more present officers and directors of the Company and a corresponding reduction in or elimination of their participation in the future affairs of the Company.

     12. Reduction of Percentage Share Ownership Following Business Combination. The Company's primary plan of operation is based upon a business combination with a private concern which, in all likelihood, would result in the Company issuing securities to shareholders of any such private company. The issuance of previously authorized and unissued Common Shares of the Company would result in reduction in percentage of shares owned by present and prospective shareholders of the Company and may result in a change in control or management of the Company.

     13. Disadvantages of Blank Check Offering. The Company may enter into a business combination with an entity that desires to establish a public trading market for its shares. A business opportunity may attempt to avoid what it deems to be adverse consequences of undertaking its own public offering by seeking a business combination with the Company. Such consequences may include, but are not limited to, time delays of the registration process, significant expenses to be incurred in such an offering, loss of voting control to public shareholders and the inability or unwillingness to comply with various federal and state laws enacted for the protection of investors.

     14. Taxation. Federal and state tax consequences will, in all likelihood, be major considerations in any business combination the Company may undertake. Currently, such transactions may be structured so as to result in tax-free treatment to both companies, pursuant to various federal and state tax provisions. The Company intends to structure any business combination so as to minimize the federal and state tax consequences to both the Company and the target entity; however, there can be no assurance that such business combination will meet the statutory requirements of a tax-free reorganization or that the parties will obtain the intended tax-free treatment upon a transfer of stock or assets. A non-qualifying reorganization could result in the imposition of both federal and state taxes which may have an adverse effect on both parties to the transaction.

     15. Requirement of Audited Financial Statements May Disqualify Business Opportunities. Management of the Company believes that any potential business opportunity must provide audited financial statements for review, for the protection of all parties to the business combination. One or more attractive business opportunities may choose to forego the possibility of a business combination with the Company, rather than incur the expenses associated with preparing audited financial statements.

     16. Dilution. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     17. No Trading Market. There is no trading market for the Company's common stock at present, and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board or published in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheet."

     18. Required Year 2000 Compliance After January 1, 2000. The Year 2000 issue affected virtually all companies and organizations. A business combination may result in the Company disclosing certain Year 2000 matters. Many existing computer programs used only two digits to identify a year in the date field. These programs were designed and developed without considering the impact of the change in the century.

     19. Disclosure by Public Companies Regarding the Year 2000 Issue After January 1, 2000. Any business combination may require special Year 2000 disclosures. Management of the Company believes that any potential business opportunity may require a disclosure that the target company must undertake remedial action to address the Year 2000 issue. The disclosure of the potential costs and uncertainties will depend on a number of factors, including its software and hardware and the nature of its industry. The Company may be required to review whether it needs to disclose future anticipated costs, problems and uncertainties associates with any remedial Year 2000 consequences, particularly in its filings with the Securities and Exchange Commission. The Company may have to disclose this information in the Securities and Exchange Commission filings because (i) the form or report may require the disclosure, or
(ii) in addition to the information that the Company is specifically required to disclose, the disclosure rules require disclosure of any additional material information necessary to make the required disclosure not misleading.

     If the Company determines that it is required to make a Year 2000 disclosure, applicable rules or regulations must be followed. As part of this disclosure, the following topics will be addressed:

     * the target company's general plans to address any Year 2000 remedial action issues relating to its business, its operations (including operating systems) and, if material, its relationships with customers, suppliers, and other constituents; and its timetable for carrying out those plans; and

     * the total dollar amount that the target company estimates will be spent to remediate its Year 2000 problems, if such amount is expected to be material to the target company's business, operations or financial condition, and any material impact these expenditures are expected to have on the target company's results of operations, liquidity and capital resources.

ITEM 2. PLAN OF OPERATION

     The Company intends to seek to acquire assets or shares of an entity actively engaged in business which generates revenues in exchange for its securities. The Company has no particular acquisitions in mind and has not entered into any negotiations regarding such an acquisition. None of the Company's officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between the Company and such other company as of the date of this registration statement.

     The Company has no full time or part-time employees. None of the officers and directors anticipates devoting more than ten (10%) percent of his or her time to Company activities. The Company's President and Secretary have agreed to allocate a portion of said time to the activities of the Company, without compensation. These officers anticipate that the business plan of the Company

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can be  implemented  by their  devoting  minimal  time per month to the business affairs of the Company and, consequently, conflicts of interest may arise with respect to the limited time commitment by such officers. See "Item 5 - Directors, Executive Officers, Promoters and Control Persons - Resumes."

GENERAL BUSINESS PLAN

     The Company's purpose is to seek, investigate and, if such investigation warrants, acquire an interest in business opportunities presented to it by persons or firms who or which desire to seek the advantages of a company who has complied with the 1934 Act. The Company will not restrict its search to any specific business, industry, or geographical location and the Company may participate in a business venture of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. Management anticipates that it may be able to participate in only one potential business venture because the Company has nominal assets and limited financial resources. See Item F/S, "Financial Statements." This lack of diversification should be considered a substantial risk to shareholders of the Company because it will not permit the Company to offset potential losses from one venture against gains from another.

     The Company may seek a business opportunity with entities which have recently commenced operations, or which wish to utilize the public marketplace in order to raise additional capital in order to expand into new products or markets, to develop a new product or service, or for other corporate purposes. The Company may acquire assets and establish wholly owned subsidiaries in various businesses or acquire existing businesses as subsidiaries.

     The Company anticipates that the selection of a business opportunity in which to participate will be complex and extremely risky. Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, management believes that there are numerous firms seeking the benefits of an Issuer who has complied with the 1934 Act. Such benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes), for all shareholders and other factors. Poten tially, available business opportunities may occur in many different industries and at various stages of development, all of which will make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex.

     The Company has, and will continue to have, no capital with which to provide the owners of business opportunities with any significant cash or other assets. However, management believes the Company will be able to offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in an Issuer who has complied with the 1934 Act without incurring the cost and time required to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-K's, 10-K's or 10-KSB's, agreements and related

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reports and documents.  The 1934 Act,  specifically  requires that any merger or acquisition candidate comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the 1934 Act. Nevertheless, the officers and directors of the Company have not conducted market research and are not aware of statistical data which would support the benefits of a merger or acquisition transaction for the owners of a business opportunity.

     The Company has made no determination as to whether or not it will file periodic reports in the event its obligation to file such reports is suspended under the 1934 Act. Bruce E. Eaton, an officer and director of the Company, has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act reporting requirements, provided that she is an officer and director of the Company when the obligation is incurred.

     The analysis of new business opportunities will be undertaken by, or under the supervision of, the officers and directors of the Company, none of whom is a professional business analyst. Management intends to concentrate on identifying preliminary pros pective business opportunities which may be brought to its attention through present associations of the Company's officers and directors, or by the Company's shareholders. In analyzing prospective business opportunities, management will consider such matters as the available technical, financial and managerial resources; working capital and other financial requirements; history of operations, if any; prospects for the future; nature of present and expected competition; the quality and experience of management services which may be available and the depth of that management; the potential for further research, development, or exploration; specific risk factors not now foreseeable but which then may be anticipated to impact the proposed activities of the Company; the potential for growth or expansion; the potential for profit; the public recognition of acceptance of products, services, or trades; name identification; and other relevant factors. Officers and directors of the Company expect to meet personally with management and key personnel of the business opportunity as part of their investigation. To the extent possible, the Company intends to utilize written reports and personal investigation to evaluate the above factors. The Company will not acquire or merge with any company for which audited financial statements cannot be obtained within a reasonable period of time after closing of the proposed transaction.

     Management of the Company, while not especially experienced in matters relating to the new business of the Company, will rely upon their own efforts in accomplishing the business purposes of the Company. It is not anticipated that any outside consultants or advisors will be utilized by the Company to effectuate its business purposes described herein. However, if the Company does retain such an outside consultant or advisor, any cash fee by such party will need to be paid by the prospective merger acquisition candidate, as the Company has no cash assets with which to pay such obligation. There have been no contracts or agreements with any outside consultants and none are anticipated in the future.

     The Company will not restrict its search for any specific kind of firms, but may acquire a venture which is in its preliminary or development stage, which is already in operation, or in essentially any stage of its corporate life. It is impossible to predict at this time the status of any business in which the Company may become engaged, in that such business may need to seek additional capital, may desire to have its shares publicly traded, or may seek other advantages which the Company may offer. However, the Company does not intend to obtain funds in one or more private placements to finance the operation of any acquired business opportunity until such time as the Company has successfully consummated such a merger or acquisition.

     It is anticipated that the Company will incur nominal expenses in the implementation of its business plan described herein. Because the Company has no capital with which to pay these anticipated expenses, present management of the Company will pay these charges with their personal funds, as interest free loans to the Company or as capital contributions. However, if loans, the only opportunity which management has to have these loans repaid will be from a prospective merger or acquisition candidate. Management has agreed among themselves that the repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

     The Company has no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities prior to the location of an acquisition or merger candidate.

ACQUISITION OF OPPORTUNITIES

     In implementing a structure for a particular business acquisition, the Company may become a party to a merger, consolidation, reorganization, joint venture, or licensing agreement with another corporation or entity. It may also acquire stock or assets of an existing business. On the consummation of a transaction, it is probable that the present management and shareholders of the Company will no longer be in control of the Company. In addition, the Company's directors may, as part of the terms of the acquisition transaction, resign and be replaced by new directors without a vote of the Company's shareholders or may sell their stock in the Company. Any terms of sale of the shares presently held by officers and/or directors of the Company will be also afforded to all other shareholders of the Company on similar terms and conditions. Any and all such sales will only be made in compliance with the securities laws of the United States and any applicable state.

     It is anticipated that any securities issued in any such reorganization would be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of its transaction, the Company may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. If such registration occurs, of which there can be no assurance, it will be undertaken by the surviving entity after the Company has successfully consummated a merger or acquisition and the Company is no longer considered a "shell" company. The issuance of substantial additional securities and their potential sale into any trading market which may develop in the Company's securities may have a depressive effect on the value of the Company's securities in the future, if such a market develops, of which there is no assurance.

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
     While the actual terms of a transaction to which the Company may be a party cannot be predicted, it may be expected that the parties to the business transaction will find it desirable to avoid the creation of a taxable event and thereby structure the acquisition in a so-called "tax-free" reorganization under Sections 368(a)(1) or 351 of the Internal Revenue Code (the "Code"). In order to obtain tax-free treatment under the Code, it may be necessary for the owners of the acquired business to own 80% or more of the voting stock of the surviving entity. In such event, the shareholders of the Company, would retain less than 20% of the issued and outstanding shares of the surviving entity, which would result in significant dilution in the equity of such shareholders.

     As part of the Company's investigation, officers and directors of the Company will meet personally with management and key personnel, may visit and inspect material facilities, obtain independent analysis of verification of certain information provided, check references of management and key personnel, and take other reasonable investigative measures, to the extent of the Company's limited financial resources and management expertise. The manner in which the Company participates in an opportunity will depend on the nature of the opportunity, the respective needs and desires of the Company and other parties, the management of the opportunity and the relative negotiation strength of the Company and such other management.

     With respect to any merger or acquisition, negotiations with target company management is expected to focus on the percentage of the Company which the target company shareholders would acquire in exchange for all of their shareholdings in the target company. Depending upon, among other things, the target company's assets and liabilities, the Company's shareholders will in all likelihood hold a substantially lesser percentage ownership interest in the Company following any merger or acquisition. The percentage ownership may be subject to significant reduction in the event the Company acquires a target company with substantial assets. Any merger or acquisition effected by the Company can be expected to have a significant dilutive effect on the percentage of shares held by the Company's then shareholders.

     The Company will participate in a business opportunity only after the negotiation and execution of appropriate written agreements. Although the terms of such agreements cannot be predicted, generally such agreements will require some specific representations and warranties by all of the parties thereto, will specify certain events of default, will detail the terms of closing and the conditions which must be satisfied by each of the parties prior to and after such closing, will outline the manner of bearing costs, including costs associated with the Company's attorneys and accountants, will set forth remedies on default and will include miscellaneous other terms.

     The Company will not acquire or merge with any entity which cannot provide independent audited financial statements within a reasonable period of time after closing of the proposed transaction. The Company is subject to all of the reporting requirements included in the 1934 Act. Included in these requirements is the affirmative duty of the Company to file independent audited financial statements as part of its Form 8-K to be filed with the Securities and Exchange Commission upon consummation of a merger or acquisition, as well as the Company's audited financial statements included in its annual report on Form 10-K (or 10-KSB, as applicable). If such audited financial statements are not available at closing, or within time parameters necessary to insure the Company's compliance with the requirements of the 1934 Act, or if the audited financial statements provided do not conform to the representations made by the candidate to be acquired in the closing documents, the closing documents will provide that the proposed transaction will be voidable, at the discretion of the present management of the Company. If such transaction is voided, the agreement will also contain a provision providing for the acquisition entity to reimburse the Company for all costs associated with the proposed transaction.

COMPETITION

     The Company will remain an insignificant participant among the firms which engage in the acquisition of business opportunities. There are many established venture capital and financial concerns which have significantly greater financial and personnel resources and technical expertise than the Company. In view of the Company's combined extremely limited financial resources and limited management availability, the Company will continue to be at a significant competitive disadvantage compared to the Company's competitors.

INVESTMENT COMPANY ACT OF 1940

     Although the Company will be subject to regulation under the Securities Act of 1933, as amended, and the 1934 Act, management believes the Company will not be subject to regulation under the Investment Company Act of 1940 insofar as the Company will not be engaged in the business of investing or trading in securities. In the event the Company engages in business combinations which result in the Company holding passive investment interests in a number of entities, the Company could be subject to regulation under the Investment Company Act of 1940. In such event, the Company would be required to register as an investment company and could be expected to incur significant registration and compliance costs. The Company has obtained no formal determination from the Securities and Exchange Commission as to the status of the Company under the Investment Company Act of 1940 and, consequently, any violation of such Act would subject the Company to material adverse consequences. The Company's Board of Directors unanimously approved a resolution stating that it is the Company's desire to be exempt from the Investment Company Act of 1940 under Regulation 3a-2 thereto.

LOCK-UP AGREEMENT

     Each of the officers and directors of the Company have executed and delivered a "lock-up" letter agreement affirming that they shall not sell their respective shares of the Company's common stock until such time as the Company has entered into a merger or acquisition agreement, or the Company is no longer classified as a "blank check" company, whichever first occurs.

ITEM 3. DESCRIPTION OF PROPERTY

     The Company has no properties and at this time has no agreements to acquire any properties.

     The Company presently occupies office space at 16810 E. Avenue of the Fountains, #200, Fountain Hills, Arizona 85268. This space is provided to the Company on a rent free basis, and it is anticipated that this arrangement will remain until such time as the Company successfully consummates a merger or acquisition. Management believes that this arrangement will meet the Company's needs for the foreseeable future.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     (a) Security Ownership of Certain Beneficial Owners.

     The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five percent of the Company.

                      Name and             Amount and
                     Address of            Nature of
Title of             Beneficial            Beneficial       Percent
 Class                 Owner                 Owner          of Class
 -----                 -----                 -----          --------

Common       Bruce E. Eaton                1,225,000         40.8%
             4228 E. Patricia Lane Dr.
             Phoenix, AZ 85018

Common       Earl P. Gilbrech              1,225,000         40.8%
             503 E. Belmont
             Phoenix, AZ 85068

Common       All Officers and              2,450,000         81.6%
             Directors as a Group
             (Two [2] individuals)

     The total of the Company's outstanding Common Shares are held by 36 persons.

     (b) Security Ownership of Management.

     The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.

Common       Bruce E. Eaton                1,225,000         40.8%
             4228 E. Patricia Lane Dr.
             Phoenix, AZ 85018

Common       Earl P. Gilbrech              1,225,000         40.8%
             503 E. Belmont
             Phoenix, AZ 85068

Common       All Officers and              2,450,000         81.6%
             Directors as a Group
             (Two [2] individuals)

ITEM 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

     The directors and officers of the Company are as follows:

     Name                           Age             Position
     ----                           ---             --------

     Bruce E. Eaton                 57              President/Director

     Earl P. Gilbrech               55              Secretary/Treasurer/Director

     The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

RESUMES

     Bruce E. Eaton

     Bruce E. Eaton is the President and a Director of the Company. From 1995 to the present he has been in charge of design and construction projects for the City of Phoenix, managing consultants and monitoring the development of project scopes and budgets. His responsibilities also include representing the City of Phoenix Mayor's office, City Manager and department heads on political issues resulting from project conflicts with adjacent property owners. From 1991 through 1995 he was employed by Value Architectural Eng. From 1985 through 1991 he was employed by the Arizona Public Service, Arizona Center. He received his degree from Arizona State University and completed additional graduate work at CAD Institute in CAD technology. He holds a certificate in Management Training Development, has an Architect's License for Arizona, California and Nevada, has a National Council of Architectural Examiners License and is a certified CAD Institute Instructor.

     Earl P. Gilbrech

     Earl P. Gilbrech is the Secretary, Treasurer and a Director of the Company. He is current, or has been, a director or officer for over fourteen Central American, Canadian and United States firms. He has also been employed as a consultant for a number of firms world wide for trade negotiations. Mr.
     Gilbrech has over 30 years of domestic and international sales and marketing experience in the financial services industry as well as the real estate development industry.

PREVIOUS BLANK CHECK COMPANIES - CURRENT
BLANK CHECK COMPANIES

     The officers and directors of the Company have not been officers and directors in any other blank check offerings. The officers and directors, however, do anticipate becoming involved with additional blank check companies who may file under the Securities Act of 1933, as amended, or the 1934 Act, or either. In addition, the officers and directors of the Company may become involved in additional blank check companies which may request a broker-dealer to request clearance from the NASD Regulation, Inc. for trading clearance in the applicable quotation medium.

CONFLICTS OF INTEREST

     Members of the Company's management are associated with other firms involved in a range of business activities. Consequently, there are potential inherent conflicts of interest in their acting as officers and directors of the Company. Insofar as the officers and directors are engaged in other business activities, management anticipates it will devote only a minor amount of time to the Company's affairs.

     The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies which may be engaged in business activities similar to those conducted by the Company. Accordingly, additional direct conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's proposed business operations.

     The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6. EXECUTIVE COMPENSATION.

     None of the Company's officers and/or directors receive any compensation for their respective services rendered unto the Company, nor have they received such compensation in the past. They all have agreed to act without compensation until authorized by the Board of Directors, which is not expected to occur until the Company has generated revenues from operations after consummation of a merger or acquisition. As of the date of this registration statement, the Company has no funds available to pay directors. Further, none of the directors are accruing any compensation pursuant to any agreement with the Company.

     It is possible that, after the Company successfully consummates a merger or acquisition with an unaffiliated entity, that entity may desire to employ or retain one or a number of members of the Company's management for the purposes of providing services to the surviving entity, or otherwise provide other compensation to such persons. However, the Company has adopted a policy whereby the offer of any post-transaction remuneration to members of management will not be a consideration in the Company's decision to undertake any proposed transaction. Each member of management has agreed to disclose to the Company's Board of Directors any discussions concerning possible compensation to be paid to them by any entity which proposes to undertake a transaction with the Company and further, to abstain from voting on such transaction. Therefore, as a practical matter, if each member of the Company's Board of Directors is offered compensation in any form from any prospective merger or acquisition candidate, the proposed transaction will not be approved by the Company's Board of Directors as a result of the inability of the Board to affirmatively approve such a transaction.

     It is possible that persons associated with management may refer a prospective merger or acquisition candidate to the Company. In the event the Company consummates a transaction with any entity referred by associates of management, it is possible that such an associate will be compensated for their referral in the form of a finder's fee. It is anticipated that this fee will be either in the form of restricted common stock issued by the Company as part of the terms of the proposed transaction, or will be in the form of cash consideration. However, if such compensation is in the form of cash, such payment will be tendered by the acquisition or merger candidate, because the Company has insufficient cash available. The amount of such finder's fee cannot be determined as of the date of this registration statement, but is expected to be comparable to consideration normally paid in like transactions. No member of management of the Company will receive any finders fee, either directly or indirectly, as a result of their respective efforts to implement the Company's business plan outlined herein.

     No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

     There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

     Earl P. Gilbrech agreed to advanced to the Company the funds to pay for the current accounting costs applicable to this Form 10SB12G and all amendments applicable to this filing, and has agreed to provide the necessary funds, without interest, for the Company to comply with the 1934 Act provided that she is an officer and director of the Company when the obligation is incurred. All advances are interest-free.

ITEM 8. DESCRIPTION OF SECURITIES.

     The Company's authorized capital stock consists of 25,000,000 shares, par value $.001 per share. There are 3,000,000 Common Shares issued and outstanding as of the date of this filing.

     All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and nonassessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and nonassessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.


     There is no trading market for the Company's Common Stock at present and there has been no trading market to date. There is no assurance that a trading market will ever develop or, if such a market does develop, that it will continue. The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board System or published, in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheets."

     (a) Market Price.

     The Company's Common Stock is not quoted at the present time.

     The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the trans action. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

     For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

     For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

     Management intends to strongly consider undertaking a transaction with any merger or acquisition candidate which will allow the Company's securities to be traded without the aforesaid limitations. However, there can be no assurances that, upon a successful merger or acquisition, the Company will qualify its securities for listing on NASDAQ or some other national exchange, or be able to maintain the maintenance criteria necessary to insure continued listing. The failure of the Company to qualify its securities or to meet the relevant maintenance criteria after such qualification in the future may result in the discontinuance of the inclusion of the Company's securities on a national exchange. In such events, trading, if any, in the Company's securities may then continue in the non-NASDAQ over-the-counter market. As a result, a shareholder may find it more difficult to dispose of, or to obtain accurate quotations as to the market value of, the Company's securities.

     The Company intends to request a broker-dealer to make application to the NASD Regulation, Inc. to have the Company's securities traded on the OTC Bulletin Board Systems or published, in print and electronic media, or either, in the National Quotation Bureau LLC "Pink Sheets," or either.

     (b) Holders.

     There are thirty-six (36) holders of the Company's Common Stock. In 1998, the Company issued 3,000,000 of its Common Shares for cash. All of the issued and outstanding shares of the Company's Common Stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended.

     As of the date of this registration statement, all of the shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule. In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company.

     (c) Dividends.

     The Company has not paid any dividends to date, and has no plans to do so in the immediate future.

ITEM 2. LEGAL PROCEEDINGS.

     There is no litigation pending or threatened by or against the Company.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

     The Company has no change of accountants since its formation and there are no disagreements with the findings of said accountants.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

     (a) Securities sold.

     The Company has sold and issued its securities during the three year period preceding the date of this registration statement. On or about February 28, 1998, the Company authorized the sale and issuance for cash of all of the shares that are outstanding. The Treasurer of the Company acknowledged receipt of the full consideration for the shares on or about February 28, 1998 and the certificates evidencing said shares were executed and delivered on or about said dated. Each of said shareholders have owned the shares of common stock since February 28, 1998. No additional shares have been sold or issued. All of the shares of Common Stock of the Company have been issued for investment purposes in a "private transaction" and are "restricted" shares as defined in Rule 144 under the Securities Act of 1933, as amended. These shares may not be offered for public sale except under Rule 144, or otherwise, pursuant to said Action.

     In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11) of the Securities Act of 1933, as amended, if six conditions are met:

     (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

     (2) When restricted securities are sold, generally there must be a one-year holding period.

     (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

     (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in
          Section 3(a)(38) of the 1934 Act.

     (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

     (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

     (b) Underwriters and other purchasers.

     There was no underwriters in connection with the sale and issuance of any securities.

     All of the shareholders have had a pre-existing personal or business relationship with the Company or its officers and directors, by reason of a time commitment in business projects with the officers of the Company. Further, each of the shareholders have established a pre-existing personal relationship with the officers and directors of the Company. The following are the names of 36 original issuees and the number of shares purchased by each of them.

                         Name                     Number of Shares
                         ----                     ----------------

                 Robert E. Nicholson                  1,225,000
                 Earl P. Gilbrech                     1,225,000
                 John E. Bauer                          100,000
                 John C. Mueller                        100,000
                 Dennis Reissig                         100,000
                 Melissa Morris                         100,000
                 Elisa Velez                            100,000
                 Juan Velez                               2,000
                 Eva Velez                                2,000
                 Sherry Reissig                           2,000
                 George Sphorer                           2,000
                 Eli Friedlich                            2,000
                 Curtis Batson                            2,000
                 Mack H. Graham                           2,000
                 Lydia Friedlich                          2,000
                 Sandra Downing                           2,000
                 Donna Gilbrech                           2,000
                 James Butler                             2,000
                 Joann Pannullo                           2,000
                 Scott Butler                             2,000
                 Marc Reyna                               2,000
                 John B. Velez                            2,000
                 Mike Morris                              2,000
                 Kelly J. Mueller                         2,000
                 Scott McGovern                           2,000
                 M.D. Nicholson                           2,000
                 Toni Bukowski                            1,500
                 Tobi Draper                              1,500
                 Lisa Lamberto-Milstead                   1,500
                 Tisa Kosbab                              1,500
                 Jeanne McDonald                          1,000
                 Geraldine Graham                         1,000
                 Jeff Jorgensen                           1,000
                 Alice Butler                             1,000
                 Sylvia Orman                             1,000
                 Barbara Gant                             1,000
                                                      ---------
                                                      3,000,000
                                                      =========

     As of the date hereof, there are 36 shareholders. Bruce E. Eaton acquired 1,225,000 shares of stock from Robert E. Nicholson. Robert E. Nicholson is no longer a shareholder. The transfer of the shares of stock was an exempt transaction under the Securities Act of 1933, as amended, by virtue of section 4(1).

     Eli and Lydia Friedlich, Earl and Donna Gilbrech, Juan and Eva Velez, Dennis and Sherri Reissig, Mike and Melissa Morris, Mack and Geraldine Graham are husbands and wives. Scott Butler and James Butler are brothers and the sons of Alice Butler. Kelly Mueller is the son of John Mueller. John Velez and Elisa Velez are brother and sister.

     (c) Consideration.

     Each of the shares of stock were originally sold for cash. Each shareholder paid $.01 per share for the shares, the Company sold and issued 3,000,000 shares, and the aggregate consideration received by the Company was $3,000.00.

     (d) Exemption from Registration Relied Upon.

     The sale and issuance of the shares of stock was exempt from registration under the Securities Act of 1933, as amended, by virtue of section 4(2) as a transaction not involving a public offering. Each of the shareholders had acquired the shares for investment and not with a view to distribution to the public.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Revised Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS.

     The following financial statements are attached to this report and filed as a part thereof.

     1) Table of Contents
     2) Independent Auditors' Report
     3) Assets
     4) Liabilities and Stockholders' Equity
     5) Statement of Operations
     6) Statement of Shareholders' Equity
     7) Statement of Cash Flows
     8) Notes to Financial Statements

                          INDEPENDENT AUDITOR'S REPORT


Board of Directors and Stockholders
Bennett - Reed, Inc.
Fountain Hills, Arizona

We have audited the accompanying balance sheets of Bennett - Reed, Inc., a corporation, as of December 31, 1999 and December 31, 1998 and the related statements of income, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Generally Accepted Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bennett - Reed, Inc. as of December 31, 1999 and December 31, 1998 and its results of operations, and cash flows for the years then ended, in conformity with Generally Accepted Accounting Principles.

As discussed in Note 1, the Company has been in the development stage since its inception on February 25, 1998. Realization of the major portion of its assets is dependent upon the Company's ability to meet its future financing requirements, and the success of future operations. The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.

/s/ Michael L. Stuck
Certified Public Accountant

January 4, 2000
Scottsdale, Arizona

                              BENNETT - REED, INC.
                        (a development stage enterprise)
                              Statements of Income
                      For the Years Ended December 31, 1999
                              and December 31, 1998
        and the Period February 25, 1998 (inception) to December 31, 1999

                                        Year          Year     February 25, 1998
                                        Ended         Ended      (inception) to
                                      12/31/99      12/31/98   December 31, 1999
                                      --------      --------   -----------------
REVENUE                              $      -0-    $      -0-       $   -0-
COST OF SALES                               -0-           -0-           -0-
                                     ----------     ---------       -------

GROSS PROFIT                                -0-           -0-           -0-

OPERATING EXPENSES
Filing Fees                                 -0-           300           300
Professional Fees                           -0-         2,700         2,700
                                     ----------     ---------       -------
                                            -0-         3,000         3,000
                                     ----------     ---------       -------

NET INCOME (LOSS) BEFORE INCOME
  TAXES                                    (-0-)       (3,000)       (3,000)
INCOME TAXES                                -0-           -0-           -0-
                                     ----------    ----------       -------

NET INCOME ( LOSS )                  $     (-0-)   $   (3,000)      $(3,000)
                                     ==========    ==========       =======

EARNINGS PER SHARE OF COMMON STOCK   $      -0-    $        0

WEIGHTED AVERAGE NUMBERS OF SHARES
  OUTSTANDING                         3,000,000     3,000,000

The accompanying notes are an integral part of these financial statements.

                              BENNETT - REED, INC.
                        (a development stage enterprise)
                                 Balance Sheets
                     December 31, 1999 and December 31, 1998

                                     ASSETS

                                                             1999         1998
                                                            -------     -------
CURRENT ASSETS                                              $   -0-     $   -0-
  Cash                                                          -0-         -0-
                                                            -------     -------

PROPERTY AND EQUIPMENT                                      $   -0-     $   -0-
                                                            =======     =======

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
  Loan payable                                              $   -0-     $   -0-
                                                            -------     -------

TOTAL CURRENT LIABILITIES                                       -0-         -0-
                                                            -------     -------

STOCKHOLDERS' EQUITY
  Common stock, $.001 par value, 20,000,000,
    shares authorized, 3,000,000 shares issued
    and  outstanding                                          3,000       3,000
  Preferred stock, $.001 par value, 5,000,000
    shares authorized, no shares issued and
    outstanding                                                 -0-         -0-
Deficit accumulated during development
  stage                                                      (3,000)     (3,000)
                                                            -------     -------

Total stockholders' equity                                      -0-         -0-
                                                            -------     -------

                                                            $   -0-     $   -0-
                                                            =======     =======

The accompanying notes are an integral part of these financial statements.

                              BENNETT - REED, INC.
                        (a development stage enterprise)
                            Statements of Cash Flows
                      For the Years Ended December 31, 1999
                              and December 31, 1998
        and the Period February 25, 1998 (inception) to December 31, 1999

                                                               February 25, 1998
                                    Year Ended   Year Ended      (inception) to
                                     12/31/99     12/31/98     December 31, 1999
                                     --------     --------     -----------------
Net Income/(Loss)                     $ -0-        $(3,000)        $(3,000)
  Adjustments to reconcile not
    income to net cash provided
    by operating activities:            -0-            -0-             -0-
                                      -----        -------         --------

Cash From Operations                    -0-         (3,000)          (3,000)
                                      -----        -------         --------


Cash From Investing Activities          -0-            -0-              -0-
                                      -----        -------          -------

Cash From Financing Activities
  Stock issued                          -0-          3,000            3,000
                                      -----        -------          -------


Net Increase in Cash                    -0-            -0-              -0-

Beginning Cash Balance                  -0-            -0-              -0-
                                      -----        -------          -------

Ending Cash Balance                   $ -0-        $   -0-          $   -0-
                                      =====        =======          =======

The accompanying notes are an integral part of these financial statements.

                              BENNETT - REED, INC.
                        (a development stage enterprise)
                        Statement of Stockholders' Equity
                                December 31, 1999

                                                                                     Deficit
                                                                                   Accumulated
                                                                         Paid in     During
                              Preferred   Stock      Common     Stock    Capital   Development
                                Stock     Amount     Stock      Amount   Amount       Stage      Total
                                -----     ------     -----      ------   -------      -----      -----
Balance February 25, 1998        -0-      $ -0-          -0-    $  -0-   $  -0-      $   -0-    $   -0-

Stock issued                     -0-        -0-    3,000,000     3,000      -0-          -0-      3,000

Retained Earnings (Loss)         -0-        -0-          -0-       -0-      -0-       (3,000)    (3,000)
                                 ---      -----    ---------    ------   ------      -------    -------

Balance December 31, 1998        -0-        -0-    3,000,000     3,000      -0-       (3,000)       -0-

Retained Earnings (Loss)         -0-        -0-          -0-       -0-      -0-          -0-        -0-
                                 ---      -----    ---------    ------   ------      -------    -------

Balance December 31, 1999        -0-      $ -0-    3,000,000    $3,000   $  -0-      $(3,000)   $   -0-
                                 ===      =====    =========    ======   ======      =======    =======

The accompanying notes are an integral part of these financial statements.

                              BENNETT - REED, INC.
                        (a development stage enterprise)
                          Notes to Financial Statements
                     December 31, 1999 and December 31, 1998


NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     DESCRIPTION OF OPERATIONS

     The Company was organized under the laws of the state of Nevada in 1998 and is authorized to do business in the United States. The Company has no revenue from operations during the period covered by this financial statement.

     METHOD OF ACCOUNTING

     These financial statements are prepared on the accrual basis of accounting in accordance with generally accepted accounting principles. Consequently, revenues are recognized when earned and expenses are recognized when the obligation is actually incurred.

     INCOME TAXES AND CASH FLOWS

     The Company accounts for income taxes and the statement of cash flows in accordance with Financial Accounting Standards Board Statement No. 109 and No. 95.

     CASH AND CASH EQUIVALENTS

     Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

NOTE 2: CASH

     The Company has no bank accounts at this time.

NOTE 3 - EARNINGS PER SHARE

     Earnings per share has been computed by dividing net income/(loss) by the weighted average number of common shares outstanding for the period. There are no items which are deemed to be common stock equivalents during the audit period.

NOTE 4: COMMON STOCK

     As of December 31, 1999 and December 31, 1998, the Company had 3,000,000 shares of common stock, par value $0.001, issued and outstanding.

NOTE 5 - LEASE COMMITMENTS

     The Company currently has no commitments for leases or contingencies.

NOTE 6 - USE OF ESTIMATES

     The preparation of financial statements in conformity with Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from these estimates.

                                    PART III

ITEM 1. EXHIBIT INDEX

      No.
      ---

     (3)       Articles of Incorporation and Bylaws
               3.1   Articles of Incorporation
               3.2   Bylaws

     (12)      Lock-Up Agreements
               12.1  Bruce E. Eaton
               12.2  Earl P. Gilbrech

     (23)      Consents - Experts
               23.1  Consent of Michael L. Stuck

     (27)      Financial Data Schedule
               27.1  Financial Data Schedule

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 22, 2000                    BENNETT-REED, INC.


                                        By: /s/ Bruce E. Eaton
                                            ---------------------------
                                            Bruce E. Eaton
                                            President